Mail Stop 6010



      February 16, 2006



Mr. Howard Solovei
Chief Financial Officer
Intraop Medical Corporation
570 Del Rey Avenue
Sunnyvale, CA 94086

	RE:	Intraop Medical Corporation
		Form 10-KSB for the fiscal year ended September 30, 2005
		Filed December 29, 2005
		File No. 000-49735

Dear Mr. Solovei:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended September 30, 2005

Consolidated Statements of Stockholders` Deficit - pages F-6 and
F-7

1. We see you issued 895,000 mandatorily redeemable shares in fiscal
2005. Please tell us more about the terms of this security and how your presentation thereof complies with ASR 268, FAS Statement 150 or other applicable generally accepted accounting principles. We may have further comments after reviewing your response.

Notes to Financial Statements, page F-10

Note 4  Borrowing, page F-27

2. We note that you have issued convertible debt securities to raise capital. For each issuance outstanding at September 30 and December
31, 2005, please specifically tell us how you have applied the guidance in EITF Issue 00-19 and how you concluded that the host instrument qualifies as a conventional convertible debt instrument.
It appears that your debt securities may not meet the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19 and
EITF Issue 05-2 since the terms of the agreements appear to include features wherein the conversion prices can change. Also, tell us how
FAS Statement 133 impacts how you are required to account for the embedded conversion features of your debt. Please clarify how your accounting and presentation of your convertible debt complies with generally accepted accounting principles. We may have further comments after reviewing your response.
3. In this regard, we note in connection with the issuance of convertible debt and warrants you entered into registration rights agreements. We also note the existence of liquidated damage provisions in such agreements. Please tell us the significant terms of these agreements, including the events that could trigger any damages and the amount (including damage maximums, if any) and payment terms of potential or actual damages owed. Please reference the agreement terms discussed in your response to the underlying agreement in your filed exhibits. Also, tell us your consideration as to whether these provisions would result in liability classification of the conversion feature and warrants under EITF 00-
19. Finally, tell us how FAS Statement 133 impacts how you are required to account for the warrants. Refer to guidance at Section
II. B of the Current Accounting and Disclosure Issues in the Division of Corporation Finance dated December 1, 2005 when preparing your response. We may have further comments after reviewing your response.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-
3603
with any other questions. In this regard, do not hesitate to contact
Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.


								Sincerely,



								Jay Webb
								Reviewing Accountant

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Howard Solovei
Intraop Medical Corporation
February 16, 2006
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